SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING INTRODUCTION OF FLAT-RATE INTRA-GROUP CALLING (UP TO 300 LINES) FOR

CORPORATE CUSTOMERS BY NTT DoCoMo GROUP

On February 27, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the introduction by NTT DoCoMo, Inc. and its group companies of flat-rate intra-group calling (up to 300 lines) for corporate customers. NTT DoCoMo, Inc. is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached notice is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 27, 2008

February 27, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING INTRODUCTION OF FLAT-RATE INTRA-GROUP CALLING (UP TO 300 LINES) FOR CORPORATE CUSTOMERS BY NTT DOCOMO GROUP

NTT DoCoMo, Inc., a subsidiary of Nippon Telegraph and Telephone Company, and NTT DoCoMo group companies will be introducing a flat-rate intra-group calling service for corporate customers as from June 1, 2008. By paying a monthly service fee (separate from the basic monthly charge) of JPY900 (incl.tax: JPY945) /month, FOMA® customers registered under the same corporate name will be able to talk to one another from their DoCoMo cellular phone at no additional cost. Please see attached for further details.

For further information, please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581
FAX: +81-3-5205-5589

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

Flat-rate Intragroup Domestic Calling for up to 300 Corporate Lines

TOKYO, JAPAN, February 27, 2008 — NTT DoCoMo, Inc. and its eight regional subsidiaries today announced a new service for DoCoMo’s 3G FOMA™ corporate subscribers that will offer flat-rate billing for domestic calls among all lines registered under the same subscriber contract beginning June 1, 2008.

The monthly service fee (separate from the basic monthly charge) will be 945 yen (including tax) per registered line.

Free-time allowances for calls to other (non-group) lines will remain unchanged in accordance with the terms of the subscriber’s existing contract, so users who frequently call outside of their corporate group will continue to enjoy the benefits of DoCoMo’s competitive phone rates.

The service may be used with numerous FOMA billing plans: Type M, Type L, Type LL and Type Business; Value Course Type M value, Type L value, Type LL value and Type Business value; and Type M 2in1™, Type L 2in1, Type LL 2in1 and Type Business 2in1. It also may be used in conjunction with other discount services, such as Ichinen Discount, Business Discount and Ikkatsu Discount. Office Discount, however, is excluded. The service is limited to use with contracts covering between 11 and 300 lines.

Domestic videophone, international calls and roaming, as well as PushTalk™, are not covered. Calls that continue for an excessive period of time may be terminated if DoCoMo determines that they interfere with other communication.

For further information, please contact:
Shuichiro Ichikoshi or Roland Arafat
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves over 53 million customers, including 42 million people subscribing to FOMA, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile                     e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA, 2in1 and PushTalk are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.